UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of March 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 1, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:March 1, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors sales for February 2016 at 46,674 units

Key Highlights:

  LCVs witnessed a growth of 10% in February 2016, bucking recent trends
  M&HCVs continued the strong growth of 22%, in February 2016
  Company's exports grew by 31% in February 2016

Mumbai, March 01, 2016:Tata Motors continued to witness year-on-year growth in the M&HCV segment in February 2016, with a growth of 22%. Total sales of Tata Motors passenger and commercial vehicles (including exports) were at 46,674 vehicles, higher by 6%, over 44,233 vehicles, sold in February 2015. The domestic sale of Tata commercial and passenger vehicles for February 2016 were at 41,532 nos. higher by 3% over 40,322 vehicles sold in February 2015.

Cumulative sales (including exports) for the fiscal is at 458,654 nos., higher by 2% over 449,814 vehicles, sold last year.

Commercial Vehicles

In commercial vehicles, while M&HCV sales continued to grow at 14,872 nos., higher by 22%, over February 2015, the Light & Small Commercial Vehicle sales has witnessed growth at 15,698 nos., higher by 10% over February 2015. The overall commercial vehicles sales for Tata Motors in the domestic market at 30,570 nos., in February 2016, is an increase of 15%, compared to 26,555 nos., in February 2015. This significant increase, has been enabled by the growth in LCVs, supplementing the already prevailing MHCV growth. This is the third consecutive month of growth in LCVs after many months, and if sustained, could see return of growth in this segment, albeit on a low base.

Cumulative sales of commercial vehicles in the domestic market for the fiscal are at 288,895 nos., higher by 1% over last year. Cumulative LCV sales are at 150,472 nos.,. a decline of 13% over last year, while M&HCV sales at 138,423 nos., were higher by 23%, over last year.

Passenger Vehicles

In February 2016, Tata Motors passenger vehicles sales were at 10,962 nos., a decline of 20%, compared to 13,767 nos. The wholesales of passenger cars in February 2016 were lower by 21% at 9,284 nos., compared to 11,805 nos., in February 2015 and the UV sales declined by 14% at 1,678 nos., in February 2016.

Cumulative sales of all passenger vehicles in the domestic market for the fiscal are 118,080 nos., lower by 1% over last year.

Exports

The company's sales from exports were 5,142 nos., in February 2016, higher by 31% compared to 3,911 vehicles in February 2015. The cumulative sales from exports for the fiscal are at 51,679 nos., were higher by 16%, over 44,498 nos., sold last year.

-Ends-

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.